Exhibit 99.1

Dominion Diamond Reports Fiscal 2017 Fourth Quarter Results and Provides Corporate Update

Robust project development pipeline, renewed exploration focus and strong balance sheet support long-term value creation strategy

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--April 12, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today reported its fourth quarter and full year financial results for the fiscal year ending January 31, 2017, and also provided an update on multiple projects within its robust development pipeline, and exploration priorities. The Company remains focused on continuing to optimize its existing operations, is well-positioned to advance its portfolio of development projects at both the Ekati Diamond Mine (“Ekati mine”) and the Diavik Diamond Mine (“Diavik mine”), and is increasing exploration efforts in the highly prospective Lac de Gras region. Unless otherwise indicated, all financial information below is presented in US dollars.

“We continue to execute on our long-term strategy and create value for all shareholders. With the support of our strong balance sheet, we are well-positioned to advance a number of key development opportunities and begin reinvestment in near-mine exploration at both Ekati and Diavik,” said Jim Gowans, Chairman of the Board. “As an established operator, one of our primary objectives is to leverage our infrastructure advantage in one of the world’s most prospective diamond mining districts.”

Key Corporate Highlights

  Guidance for strong sales and Adjusted EBITDA(1) in fiscal 2018: Financial and operating guidance for fiscal 2018 remains unchanged; sales expected to be between $875 and $975 million and Adjusted EBITDA between $475 and $560 million.
  Delivering on development projects
    A-21 project, Diavik mine - completion of dike construction and the start of de-watering are on plan for late calendar 2017.
    Sable project, Ekati mine - currently below budget and approximately seven months ahead of schedule, with pre-stripping expected to commence in July 2017.
    Misery Deep project, Ekati mine - pre-feasibility study on track for completion by July 2017.
    Fox Deep project, Ekati mine - indicated resource increased to 45.6 million tonnes and 16.5 million carats; completion of a pre-feasibility study expected late this fiscal year.
    Jay project, Ekati mine - permitting continues to advance, with a decision on the water licence expected in summer 2017.
  Diavik mine life extension: Recently-filed technical report(2) demonstrates improved economics and supports an extension in the mine life to 2025 from 2023.
  Growth opportunities through advanced exploration
    Renewed strategic focus on exploration with a $9 million exploration budget for fiscal 2018 focused on near-mine exploration and completion of pre-feasibility studies.
    Identification of priority targets with drilling at the Ekati and Diavik properties planned in fiscal 2018.
  Strong balance sheet supports capital allocation strategy
    Maintained strong balance sheet with $136.2 million total unrestricted cash resources, debt of $10.6 million and $210 million available under its revolving credit facility as at January 31, 2017.
    Three-year outlook for strong Adjusted EBITDA enables the Company to advance its suite of development projects with internally-generated cash flows.
    Declared a dividend on April 12, 2017, of $0.20 per share payable on June 5, 2017, to shareholders of record at the close of business on May 17, 2017.
    Repurchased and retired approximately 3.4 million shares in fiscal 2017 as part of the Company’s normal course issuer bid for a total value of C$40.9 million.
    In total, the company returned $65.1 million to shareholders in fiscal 2017 through a combination of dividends and share repurchases.

Fiscal Fourth Quarter Highlights

  Shift to higher-value ore blend at Ekati positively impacting financial results
    Adjusted EBITDA was $62.7 million in Q4 fiscal 2017, an increase of 28% from $49.0 million in Q4 fiscal 2016, reflecting the contribution from the high value ore blend at the Ekati mine in the last sale of the quarter following the process plant fire in June 2016. Growth in Adjusted EBITDA is expected to continue in fiscal 2018 as the contribution from the high value ore blend increases.
  Delivering production growth
    Record carats recovered at the Ekati mine coupled with solid performance at the Diavik mine.
  Driving efficiencies and lower operating costs
    Efficiency improvements and cost reduction initiatives have been successfully implemented at the Ekati and Diavik mines; a recently-filed technical report(2) for the Diavik mine demonstrated improved economics and supported an extension in the mine life to 2025 from 2023.
  Renewed focus on exploration
    In the fourth quarter, planning and analysis to support a renewed greenfield exploration program at the Ekati mine was completed; drilling of priority kimberlites at Ekati and Diavik properties planned in fiscal 2018.
  New labour agreement in place at Ekati
    A new collective agreement has been ratified by the union representing workers at the Ekati mine. The new agreement expires in 2019.

“The much-anticipated ramp up of high value production at Ekati, together with steady performance at Diavik, is driving significant growth in gross margins and Adjusted EBITDA,” continued Mr. Gowans. “We expect this momentum to continue, with significantly higher sales and Adjusted EBITDA as highlighted in our guidance for fiscal 2018. We are confident in our ability to advance a number of projects to production, enhancing our medium- to long-term cash flow profile, while driving efficiencies across our operations and maximizing the value of our product by leveraging our expertise in sales and marketing.”

(1) The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS measure. Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA.
(2) Technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2017 (“2017 Technical Report”).

Corporate and Strategic Update

The guidance provided in this news release is qualified by the “Forward-Looking Information” section of this news release.

Several projects are being advanced at the Ekati mine, in addition to the A-21 project at the Diavik mine. This robust project pipeline provides optionality in the mine plan and has the potential to enhance the Company’s medium and longer-term production profile. Given the existing infrastructure at the Ekati and Diavik properties, the cost of developing new projects is significantly lower than in a greenfield setting.

Development and Exploration Projects

Dominion is advancing a number of near-term and long-term development projects and opportunities at the highly prospective Ekati property in fiscal 2018. Planning and analysis were completed during the fourth quarter to support an exploration program in calendar 2017.

The Company is renewing its focus on exploration at its extensive land package in the Lac de Gras region. This is a relatively new and highly prospective diamond mining district, which hosts some of the richest kimberlites in the world. No greenfield exploration has taken place at the Ekati mine since 2006. There are 150 known kimberlites on the property, approximately 110 of which have not been extensively tested.

Dominion plans to progress multiple projects from the target stage to execution. Targets are being identified through till sampling, geophysics and drilling. Advanced exploration will focus on delineation of kimberlite pipes and bulk sampling, and those prospects warranting further investigation are expected to progress to conceptual and engineering studies, and, if justified, development.

The exploration program includes prioritization of the known kimberlites pipes on the Ekati property, and planning for a potential bulk sampling program in fiscal 2019. Diamond drilling is planned on up to six identified priority targets in the Core and Buffer Zones. At Diavik, drilling of three priority kimberlites is planned in 2017.

Lynx

  Waste pre-stripping of the Lynx open pit at the Ekati mine was substantially completed in fiscal 2017, with first ore expected to be delivered to the process plant in the second quarter of fiscal 2018.

Sable

  Construction of an all-season access road to the Sable project site at the Ekati mine, and initial site infrastructure works, were completed on schedule and below budget by the end of fiscal 2017. The current estimate to complete Sable infrastructure is approximately C$30 million below the pre-feasibility estimate of $142 million. Pre-stripping is forecast to commence in July 2017, approximately seven months ahead of schedule.

Jay

  The Company announced its approval in July 2016 to proceed with the development of the Jay project at the Ekati mine, based on the results of the Jay Feasibility Study. Permitting of the Jay project continues to advance, with a decision on the project’s water licence expected in mid-calendar 2017.

Misery Deep

  The Company is in the process of completing a pre-feasibility study on the potential development of additional underground resources at the Misery kimberlite pipe after completion of the current open pit. If the study is positive, the project could result in the processing of additional high value ore and the recovery of additional carats beyond fiscal 2020, resulting in an enhanced production profile at the Ekati mine. Completion of the pre-feasibility study is anticipated in the second quarter of fiscal 2018.

Fox Deep

  Based on successful results from the Fox Deep drilling program at the Ekati mine, indicated resources at the Fox kimberlite pipe have increased to 45.6 million tonnes and 16.5 million carats, as at January 31, 2017, from the previous estimates of 35.2 million tonnes and 11.6 million carats, respectively. A pre-feasibility study on the Fox Deep underground ore body is underway, and is expected to be completed in late fiscal 2018. If successful, this project has the potential to extend the life of the Ekati mine significantly.

A-21

  The development of the A-21 pipe at the Diavik mine continues to progress on time and on budget with the completion of the dike and the start of de-watering expected in late calendar 2017. Following waste stripping, processing of ore from the A-21 pipe is expected to commence in calendar 2018.

Strategic Review Process

On March 19, 2017, the Company disclosed that it had received an unsolicited expression of interest from the Washington Corporations. On March 27, 2017, the Company announced that its Board of Directors had formed a Special Committee to explore, review and evaluate a range of potential strategic alternatives focused on maximizing shareholder value. Working with the Company’s management team and advisors, the Special Committee will consider alternatives that could include the sale of the Company, a continuation of, or changes to, the current strategic plan, or other strategic transactions.

The Board of Directors has not set a timetable for the strategic review process, nor has it made any decisions related to strategic alternatives at this time, and there can be no assurances that the exploration of strategic alternatives will result in any transaction or change in strategy. TD Securities Inc., Stikeman Elliott LLP and Kingsdale Advisors are acting as financial, legal and strategic advisors, respectively, to the Company. Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal advisor to the Special Committee and Board of Directors of the Company.

Fiscal Fourth Quarter Review

Financial Summary

(in millions of US dollars except per share amounts and where otherwise noted)	Three months ended Jan 31, 2017	Three months ended Jan 31, 2016	Twelve months ended Jan 31, 2017	Twelve months ended Jan 31, 2016
Sales	129.9	178.1	570.9	720.6
Gross margin	22.2	(13.7)	26.4	51.6
Operating profit (loss)	9.7	(24.5)	(56.6)	8.0
Profit (loss) before income taxes	-	(27.9)	(40.7)	(11.6)
Adjusted EBITDA(1)	62.7	49.0	182.2	219.3
Free cash flow(2)	(19.6)	27.5	(165.8)	(34.7)
Earnings (loss) per share (“EPS”)	0.07	(0.41)	-	(0.40)

(1) The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS measure. Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA. See “Non-IFRS Measures” for additional information.
(2) The term “free cash flow” does not have a standardized meaning according to IFRS. The Company defines free cash flow as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditures. See “Non-IFRS Measures” for additional information.

The Company has filed its fiscal 2017 annual report on Form 40-F, including its audited financial statements for the year ended January 31, 2017, with the SEC on EDGAR (www.sec.gov), and has filed its audited financial statements and accompanying Management’s Discussion and Analysis with the Canadian securities authorities on SEDAR (www.sedar.com), on April 12, 2017.

Financial Review

Profit (Loss) Before Income Tax and Net Income

The Company reported Q4 fiscal 2017 income before income taxes of nil, and consolidated net income attributable to shareholders of $5.6 million, or $0.07 per share. During the fourth quarter, foreign currency exchange rate fluctuations resulted in a decrease of $7.1 million, or $0.09 per share, in the Company’s net income tax expense. Relative to Q4 fiscal 2016, these measures were impacted by:

  A reduction in the value of goods available for sale during the quarter as a result of the process plant fire at the Ekati mine, and the disruption in normal trading activity following the demonetization of the Indian rupee in November 2016.
  The sale, late in the quarter, of Ekati mine goods from higher value Misery Main open pit and Koala underground ore processed in late Q3 fiscal 2017, together with higher processing volumes at the Diavik mine in the same period. These factors resulted in a stronger consolidated gross margin.
  An increase in depreciation associated with the Misery Main pre-stripping asset as the related goods were processed and sold.
  The strengthening of the Canadian dollar relative to the US dollar which resulted in an income tax recovery.

For the full fiscal year, the Company reported a loss before income taxes of $40.7 million and consolidated net income attributable to shareholders of $0.2 million or nil per share. Relative to fiscal 2016, these measures were impacted by:

  The sale of a higher proportion of lower value goods from both mines in fiscal 2017 which resulted in an average price per carat sold in fiscal 2017 of $87 as compared to $177 in fiscal 2016.
  The process plant fire at the Ekati mine resulting in $44.5 million in mine standby costs.
  Foreign exchange impacts on income tax resulting in an income tax recovery of $14.4 million.
  The sale of the Company’s downtown Toronto office building for C$84.8 million. The Company recognized a pre-tax gain on sale of $44.8 million, or $0.46 per share after tax, in the third quarter.

Adjusted EBITDA, Cash Flow and Balance Sheet

  Q4 fiscal 2017 adjusted EBITDA of $62.7 million increased by 28% over the comparable period of the prior year due to the availability for sale of diamonds from high-grade Misery Main ore. In fiscal 2017, adjusted EBITDA was $182.2 million, a decrease of 17% from fiscal 2016, and was negatively affected by the process plant fire at the Ekati mine in June 2016, and the carry-over of lower average value goods from fiscal 2016. Adjusted EBITDA includes $44.5 million in mine standby costs, which were expensed following the Ekati mine process plant fire, but does not include the impact of significant non-cash costs in the fourth quarter which impacted gross margins. See “Non-IFRS Measures” below.
  Free cash flow was negative $19.6 million in Q4 fiscal 2017, compared to positive free cash flow of $27.5 million in Q4 fiscal 2016. Free cash flow reflected capital expenditures of $67.2 million, partly offset by positive operating cash flow of $47.6 million. In Q4 fiscal 2017, capital expenditures included significant investments in the Sable project at the Ekati mine and the A-21 project at the Diavik mine.
  As at January 31, 2017, the Company had total unrestricted cash and cash equivalents of $136.2 million, restricted cash of $65.7 million and an undrawn availability of $210 million under its corporate revolving credit facility. Debt was $10.6 million as of January 31, 2017.

Mining Operations Review

Ekati

  During Q4 fiscal 2017, the Ekati mine recovered a record 2.3 million carats from 1.0 million tonnes processed, compared to 1.2 million carats recovered from 0.9 million tonnes processed in Q4 fiscal 2016.
  Carat production increased by 93% in Q4 fiscal 2017 compared to the same period in the prior year, due to the positive impact of the processing of a large proportion of high grade Misery ore.
  Commissioning of the fines dense media separation (Fines DMS) plant, which increases the recovery of smaller diamonds, was completed on budget and on schedule in Q4 fiscal 2017, and ramp up to full production is expected by the end of Q1 fiscal 2018. The Fines DMS plant has a design capacity of 1,800 tonnes per day, and is currently operating at a rate of over 1,000 tonnes per day.

  A new collective agreement has been ratified by the union representing workers at the Ekati mine. The new agreement expires in 2019.

Diavik

  Processing volumes of 0.54 million tonnes in Q4 of calendar 2016 were 16% higher than in the same quarter of the prior year due to the extended planned maintenance shutdown in the processing plant during Q4 of calendar 2015.
  1.65 million carats were recovered at the Diavik mine in Q4 of calendar 2016, a 10% increase from the same quarter of the prior year, reflecting higher processing volumes that were partly offset by lower recovered grade.
  The 2017 Technical Report for the Diavik mine was filed on March 31, 2017. Highlights of the 2017 Technical Report:
    After-tax net present value of approximately C$2.6 billion at a 7% discount rate, based on the assumptions and analysis contained in the 2017 Technical Report(1).
    46.0 million carats recovered between 2017 and 2025, an increase of 6.3 million carats or 16%, from the previous estimate for the comparable period(2).
    Forecast total revenue of approximately C$9.0 billion and total operating cash flow(3) of approximately C$3.7 billion between 2017 and 2025, an increase of 22% and 32%, respectively, from the previous estimates for the comparable period(2).
    Total operating costs between 2017 and 2025 are consistent with the previous estimate for the comparable period(2), as the impact of cost escalation and the increase in mine life and reclamation are offset by efficiency improvements.
    Total capital expenditures between 2017 and 2025 are consistent with the previous estimate for the comparable period(2), as lower expected capital expenditures at the A-21 pipe are offset by higher sustaining capital expenditures related to cost escalation and the increase in mine life.

(1) Refer to the 2017 Technical Report for the assumptions used in the calculation of the operating cash flow and net present value. The cash flow analysis, from which operating cash flow and net present value are derived, is solely for the purpose of demonstrating economic viability of the mineral reserve at the Diavik mine, and does not represent the business plans or cash flows of either participant of the Diavik Joint Venture.
(2) Comparable period for the previous estimate refers to years 2017-2023 in the 2015 Technical Report, “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” with an effective date of March 18, 2015.”).
(3) Operating cash flow is defined, for the purpose of this discussion, as revenue less operating expenses and taxes.

Dividend Declaration

On April 12, 2017, Dominion declared a dividend of $0.20 per share to be paid in full on June 5, 2017, to shareholders of record at the close of business on May 17, 2017. The dividend will be an eligible dividend for Canadian income tax purposes.

Diamond Market

  The market ended the year on a positive note despite the divergence between the resilient market for larger, higher quality goods and the more challenging situation for smaller, relatively cheaper goods. The Christmas season in the US failed to meet market expectations, but this was balanced out by renewed retail activity over the Chinese New Year, resulting in an anticipated rise in polished demand from China in the first quarter of 2017.
  Prices decreased in the quarter by an average of 7% from Q3 fiscal 2017, reflecting the disruption in normal trading activity following the demonetization of the Indian rupee in November 2016. Much of the manufacturing sector that focuses on lower priced rough diamonds was brought to a standstill by the demonetization. However, the segment of the manufacturing sector in India that focuses on higher priced rough diamonds, and produces primarily for the export market, has been less disrupted. Demonetization was expected to have a significant adverse impact on the Indian retail jewelry market, however demand has proven to be more resilient and a return to normal business conditions is expected in the second quarter of calendar 2017.

Fiscal 2018 Guidance

The financial and operating guidance for fiscal 2018 remains consistent with that provided on March 16, 2017.

Fiscal 2018 Financial Guidance

(millions of US dollars, except per carat amounts)	Ekati (100%)	Diavik (40%)	Combined
Sales(1)	575 – 645	300 – 330	875 – 975
Adjusted EBITDA(2)	315 – 370	180 – 210	475 – 560(3)
Depreciation and Amortization	225 – 265	85 – 100	310 – 365
Average Price per Carat Sold	60 – 80	90 – 110	70 – 90
Growth Capital	90 – 110	25 – 30	115 – 140
Sustaining Capital(4)	140 – 170	13 – 15	160 – 190(5)

(1) Sales guidance for fiscal 2018 includes production from the Misery Southwest pipe, which is currently an inferred resource. The mine plan for fiscal 2018 foresees between 1.3 and 1.4 million carats recovered from Misery Southwest, with an estimated market value of approximately $50 million. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.
(2) The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(3) Combined Adjusted EBITDA includes corporate G&A. EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS measure. Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA.
(4) Planned sustaining capital expenditures include capitalized production stripping.
(5) Combined sustaining capital includes corporate capital expenditures.

Sales are expected to be between $875 and $975 million and are expected to benefit from the focus on high value ore processed from the Misery Main and Koala underground pipes at the Ekati mine in the latter part of fiscal 2017 and the first quarter of fiscal 2018. Sales are also expected to benefit from the ramp up of ore from the Pigeon and Lynx pipes at the Ekati mine during the remainder of the year and strong production from the Diavik mine. The diamond market continues to show signs of recovery from the impact of demonetization in India, however the lower value segment of the diamond market is expected to recover at a slower pace than the higher value segment. The guidance for fiscal 2018 foresees the sale of a higher volume of lower value diamonds that were previously held back from sale and remained in inventory due to the weaker market conditions following the demonetization. This is expected to affect the average price per carat sold as well as the number of carats sold.

Adjusted EBITDA is expected to be between $475 and $560 million, reflecting a high margin ore mix, combined with ongoing cost containment and efficiency initiatives, including reduced energy consumption and continued implementation of the long haulage strategy at the Ekati mine, with the addition of two high capacity road trains.

The average price per carat sold is expected to range from $70 to $90 per carat. The upper end of the range reflects the potential for a larger proportion of sales of higher value diamonds, while the lower end of the range reflects the potential for a higher proportion of sales of lower quality stones.

Sales, Adjusted EBITDA and the average price per carat sold in any given quarter are impacted by seasonal trends in the diamond industry, the number of sales in a quarter, ore mix, opening period inventory levels of goods available for sale, the sale of very high value special stones via a limited number of special tenders during the year, and other factors.

The Ekati mine contains a greater number of kimberlite sources, each with different average price per carat and grade profile compared to those at the Diavik mine. In the first fiscal quarter, the combined average price per carat sold is expected to be near the low end of the guidance range for the full fiscal year, partly due to a significant volume of lower value goods in inventory from recent Misery Main production, and a slower recovery in the lower value segment of the diamond market relative to higher value goods after the demonetization in India. This is expected to reverse later in the year with the processing of ore containing diamonds with a higher average price per carat.

Three-Year Outlook

The three-year outlook includes the Company’s current expectations for revenue, Adjusted EBITDA, unit cash costs of production and capital expenditures for fiscal years 2018 to 2020 for the Ekati and Diavik mines. The revenue and Adjusted EBITDA estimates are based on, among other things, the current mine plans at each of the Ekati and Diavik mines for those periods.

In the three-year outlook scenario presented, sales and Adjusted EBITDA are expected to increase significantly in fiscal 2018 compared to fiscal 2017, and to remain robust through fiscal 2019 and fiscal 2020.

Demonetization in India has had a negative impact on the Indian retail jewelry market, but a return to normal business conditions is expected in the second quarter of fiscal 2018. The higher end of the outlook for revenue and Adjusted EBITDA reflects a scenario where prices increase gradually over the latter half of fiscal 2018, reaching mid-calendar 2016 pricing levels by the start of fiscal 2019, and increasing by approximately 2% annually thereafter. The lower end of the outlook reflects a scenario where revenue and Adjusted EBITDA increase more gradually as a result of a slower improvement in prices, with production towards the lower end of the guidance range.

At the Ekati mine, production is forecast, on a 100% basis, to be between 6.4 and 7.1 million carats in fiscal 2019, and between 5.1 and 5.6 million carats in fiscal 2020, from the processing of approximately 4.0 million tonnes per year. Misery Main production is forecast to contribute approximately 60% to 65% of carat production in fiscal 2019 and fiscal 2020, with Sable contributing approximately 20% of recovered carats in fiscal 2020.

At the Diavik mine, production is forecast, on a 100% basis, to be between 7.0 and 7.4 million carats in calendar 2018 and between 6.5 and 6.9 million carats in calendar 2019, from the processing of over 2 million tonnes per year. The A-21 pipe is expected to start delivering ore to the processing plant in calendar 2018, and to account for approximately 15% of tonnes processed in calendar 2019.

Cash cost per tonne processed reflects relatively stable production costs, and cash cost per carat produced increases modestly in fiscal 2020 due to depletion of the high grade Misery Main pipe at the Ekati mine.

Sales, Adjusted EBITDA and the average price per carat sold in any given quarter are impacted by seasonal trends in the diamond industry, the number of sales in a quarter, ore mix, opening period inventory levels of goods available for sale, the sale of very high value special stones via a limited number of special tenders during the year, and other factors.

Ekati Outlook		Fiscal 2018	Fiscal 2019	Fiscal 2020
Production (100% basis)
Tonnes Processed	millions	3.7 – 4.0	3.7 – 4.0	3.7 – 4.0
Carats Recovered (Base Case)	millions	5.0 – 5.6	5.0 – 5.6	5.0 – 5.6
Carats Recovered(1) (Operating Case)	millions	6.3 – 7.0	6.4 – 7.1	5.0 – 5.6
Financial (100% basis)
Sales(2)	$ millions	575 – 645	555 – 620	575 – 640
Adjusted EBITDA(3)	$ millions	315 – 370	290 – 340	310 – 370
Cash Cost per Tonne Processed(4)	$/tonne	60 – 70	65 – 75	60 – 70
Cash Cost per Carat Produced(4)	$/carat	35 – 40	35 – 40	45 – 50
Capital Expenditures(5) (100% basis)
Growth Capital	$ millions	90 – 110
Sustaining Capital(6)	$ millions	140 – 170
Total Capital Expenditures(6)	$ millions	230 – 280	280 – 300	210 – 235

Diavik Outlook		Fiscal 2018	Fiscal 2019	Fiscal 2020
Production (100% basis)
Tonnes Processed	millions	2.0 – 2.2	2.1 – 2.3	2.1 – 2.3
Carats Recovered	millions	7.1 – 7.6	7.0 – 7.5	6.5 – 7.0
Financial (40% basis)
Sales	$ millions	300 – 330	325 – 360	325 – 360
Adjusted EBITDA(3)	$ millions	180 – 210	220 – 250	210 – 245
Cash Cost per Tonne Processed(4)	$/tonne	120 – 130	115 – 125	120 – 130
Cash Cost per Carat Produced(4)	$/carat	35 – 40	35 – 40	40 – 45
Capital Expenditures(5) (40% basis)
Growth Capital	$ millions	25 – 30
Sustaining Capital	$ millions	13 – 15
Total Capital Expenditures(6)	$ millions	38 – 45	30 – 40	20 – 25

Combined Outlook(7)		Fiscal 2018	Fiscal 2019	Fiscal 2020
Production
Tonnes Processed	millions	4.5 – 4.9	4.5 – 4.9	4.5 – 4.9
Carats Recovered(1, 8)	millions	9.1 – 10.0	9.2 – 10.1	7.6 – 8.4
Financial
Sales(2)	$ millions	875 – 975	880 – 980	900 – 1,000
Adjusted EBITDA(3, 9)	$ millions	475 – 560	490 – 580	500 – 600
Cash Cost per Tonne Processed(4)	$/tonne	70 – 80	70 – 80	70 – 80
Cash Cost per Carat Produced(4)	$/carat	35 – 40	35 – 40	45 – 50
Capital Expenditures(5)
Growth Capital	$ millions	115 – 140
Sustaining Capital(6, 10)	$ millions	160 – 190
Total Capital Expenditures(6, 10)	$ millions	275 – 330	310 – 340	230 – 260

(1) Reflects the Operating Case at Ekati mine; this includes the Misery Southwest pipe which is currently an inferred mineral resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.
(2) Sales guidance for fiscal 2018 and fiscal 2019 includes production from the Misery Southwest pipe (this is the Operating Case). Misery Southwest pipe is currently an inferred resource. The mine plan for fiscal 2018 foresees between 1.3 and 1.4 million carats recovered from Misery Southwest, with an estimated market value of between $48 and $52 million. The mine plan for fiscal 2019 foresees between 1.4 and 1.5 million carats recovered from the Misery Southwest with an estimated market value of between $56 and $60 million. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.
(3) The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS measure. Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA.
(4) Cash cost per tonne processed and cash cost per carat produced are non-IFRS measures, and are calculated by dividing cash cost of production by total tonnes processed and total carats produced, respectively. Cash cost of production is a non-IFRS measure, and includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Total cost is comprised of cash cost plus depreciation and amortization.
(5) For additional information on capital expenditures at the Ekati and Diavik mines, refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” with an effective date of July 31, 2016, and to the 2017 Technical Report for Diavik.
(6) Planned sustaining capital expenditures include capitalized production stripping.
(7) Combined figures include 100% of Ekati and 40% of Diavik.
(8) Combined production includes 100% of Ekati production in Fiscal 2018 and 40% of Diavik production in calendar 2017.
(9) Combined Adjusted EBITDA includes corporate G&A. EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS measure. Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA.
(10) Combined sustaining capital includes corporate capital expenditures.

It is expected that processed ore and recovered carats will be sourced from the following kimberlite pipes in the approximate proportions noted below:

Ekati Kimberlite Pipes	Fiscal 2019		Fiscal 2020
	Percentage of Tonnes Processed	Percentage of Carats Recovered	Percentage of Tonnes Processed	Percentage of Carats Recovered
Koala Underground	10%	4%	1%	1%
Pigeon	45%	10%	30%	10%
Misery Main	25%	65%	14%	60%
Lynx	5%	1%	15%	9%
Sable	-	-	40%	20%
Total (Base Case only)	85%	80%	100%	100%
Misery Southwest(1)	15%	20%	-	-
Total (Operating Case)	100%	100%	100%	100%

(1) Misery Southwest pipe is currently an inferred mineral resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.
(2) The Company is the operator of the Ekati mine, and has a participating interest of 88.9% in the Core Zone, and 72.0% in the Buffer Zone. The Lynx pipe is in the Buffer Zone; the other pipes are in the Core Zone.

Diavik Kimberlite Pipes	Calendar 2018		Calendar 2019
	Percentage of Tonnes Processed	Percentage of Carats Recovered	Percentage of Tonnes Processed	Percentage of Carats Recovered
A-154 South	15%	15%	10%	10%
A-154 North	35%	25%	40%	30%
A-418	40%	50%	35%	40%
A-21	10%	10%	15%	20%
Total	100%	100%	100%	100%

Business Overview

The Company has ownership interests in two established mines, and the associated processing plants, in the Lac de Gras region. The Ekati mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe.

The Company is the operator of the Ekati mine, and has a participating interest of 88.9% in the Core Zone, and 72.0% in the Buffer Zone.

The Company has a 40% interest in the Diavik mine; Rio Tinto plc has a 60% interest and operates the mine.

Non-IFRS Measures

The terms Adjusted EBITDA, Adjusted EBITDA margin, free cash flow, cash cost of production, cash cost per tonne processed, cash cost per carat produced and working capital do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s fiscal 2017 Annual Report Management’s Discussion and Analysis for additional information.

The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS measure. Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses), exploration costs and the gain on sale of the Toronto office building from EBITDA.

The following table provides a reconciliation of consolidated EBITDA and Adjusted EBITDA for the fourth quarter and the full year for each of fiscal 2017 and fiscal 2016.

(in thousands of US dollars)	Q4 2017	Q4 2016	2017	2016
Net income (loss)	$5,299	$(37,763)	$(12,757)	$(38,798)
Finance expense	5,832	2,123	14,573	9,742
Income tax (recovery) expense	(5,297)	9,896	(27,926)	27,245
Depreciation and amortization	50,469	53,647	210,286	191,448
EBITDA	56,303	27,903	184,176	189,637
Foreign exchange loss (gain)	5,254	2,022	9,734	2,771
Exploration costs	1,140	(734)	7,084	7,026
Impairment losses on inventory	–	19,838	26,017	19,838
Gain on sale of building	–	–	(44,792)	–
Adjusted EBITDA	$62,697	$49,029	$182,219	$219,272

The term “free cash flow” is a non-IFRS measure, which is defined as cash provided from (used in) operating activities, less sustaining capital expenditure and less development capital expenditure.

The following table provides a reconciliation of free cash flow for the fourth quarter and the full year for each of fiscal 2017 and fiscal 2016.

(in thousands of US dollars)	Q4 2017	Q4 2016	2017	2016
Cash provided from (used in) operating activities	$47,552	$83,625	$116,825	$167,987
Sustaining capital expenditure(1)	(50,414)	(8,014)	(150,345)	(52,622)
Free cash flow before development	$(2,862)	$75,611	$(33,520)	$115,365
Development and exploration capital expenditure(2)	(16,756)	(48,129)	(132,300)	(150,042)
Free cash flow	$(19,618)	$27,482	$(165,820)	$(34,677)

(1) Sustaining capital expenditure includes production stripping.
(2) Development capital expenditure is net of proceeds from pre-production sales.

Conference Call and Webcast

Beginning at 11:00 AM (ET) on Thursday, April 13, 2017, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's website at www.ddcorp.ca or by dialing 844-249-9383 within North America or 270-823-1531 from international locations and entering the conference ID 89945848.

An online archive of the broadcast will be available by accessing the Company's website at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 2:00 PM (ET), Thursday, April 27, 2017, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering the conference ID 89945848.

Mineral Reserve and Resource Statements

As of December 31, 2016, the Diavik mine had 16.3 million tonnes of proven and probable mineral reserves containing 46.0 million carats of diamonds, compared to 18.7 million tonnes of proven and probable mineral reserves containing 52.8 million carats as of December 31, 2015. The updated mineral reserves and mineral resources statement reflects a decrease of 2.4 million tonnes containing approximately 6.8 million carats, attributable almost entirely to depletion.

As of January 31, 2017, the Ekati mine, on a 100% basis, had 68.9 million tonnes of proven and probable mineral reserves containing 105.4 million carats of diamonds, compared to 70.4 million tonnes of proven and probable mineral reserves containing 109.6 million carats as of July 31, 2016. The updated mineral reserves and mineral resources statement reflects a decrease of 1.5 million tonnes containing approximately 4.2 million carats. Mineral resources at the Fox pipe increased as a result of a successful drilling campaign below the previously mined pit.

Diavik Diamond Mine Mineral Reserve and Mineral Resource Statement
AS OF DECEMBER 31, 2016 (UNAUDITED) (100% BASIS)

Mineral Reserves		Proven			Probable			Proven and Probable
Kimberlite pipes	Type	Million tonnes	Carats /tonne	Million carats	Million tonnes	Carats /tonne	Million carats	Million tonnes	Carat /tonne	Million carats
A-154 South	UG	0.3	3.2	1.0	0.7	3.7	2.8	1.1	3.6	3.8
A-154 North	UG	3.6	2.4	8.5	4.6	2.3	10.8	8.2	2.3	19.3
A-418	UG	1.8	4.1	7.5	1.9	3.1	6.0	3.7	3.6	13.4
A-21	OP	3.3	2.8	9.4	–	–	–	3.3	2.8	9.4
Stockpile	N/A	0.03	2.9	0.1	–	–	–	0.03	2.9	0.1
Sub-total – Underground		5.7	3.0	17.0	7.3	2.7	19.5	13.0	2.8	36.5
Sub-total – Open Pit		3.3	2.8	9.4	–	–	–	3.3	2.8	9.4
Sub-total – Stockpile		0.03	2.9	0.1	–	–	–	0.03	2.9	0.1
Total Mineral Reserves		9.1	2.9	26.4	7.3	2.7	19.5	16.3	2.8	46.0

Note: Totals may not add up due to rounding.
Mineral reserves estimates reflect a bottom screen size of +1.0 mm.

Mineral Resources		Measured Resources			Indicated Resources			Inferred Resources
Kimberlite pipes	Type	Million tonnes	Carats /tonne	Million carats	Million tonnes	Carats /tonne	Million carats	Million tonnes	Carat /tonne	Million carats
A-154 South	UG	–	–	–	–	–	–	0.4	2.8	1.2
A-154 North	UG	–	–	–	–	–	–	0.5	2.3	1.1
A-418	UG	–	–	–	–	–	–	0.2	2.5	0.5
A-21	OP	–	–	–	0.4	2.4	0.9	0.8	3.5	2.7
Total Mineral Resources		–	–	–	0.4	2.4	0.9	1.9	2.9	5.5

Note: Totals may not add up due to rounding.
Mineral resources are exclusive of mineral reserves.
Mineral resources estimates reflect a bottom screen size of +1.0 mm.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with National Instrument 43-101 (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserve and resource information for the Diavik Diamond Mine was prepared and verified by or under the supervision of Calvin G. Yip, P. Eng., an employee of Diavik Diamond Mines (2012) Inc. and a Qualified Person within the meaning of NI 43-101. For further details and information concerning the Company’s mineral reserves and mineral resources, readers should refer to the technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2017, and the Company’s most recently filed Annual Information Form, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

Ekati Diamond Mine Mineral Reserve and Mineral Resource Statement
AS OF JANUARY 31, 2017 (UNAUDITED) (100% BASIS)

Mineral Reserves			Proven			Probable			Proven and Probable
Kimberlite pipes	Zone location	Type	Million tonnes	Carats /tonne	Million carats	Million tonnes	Carats /tonne	Million carats	Million tonnes	Carats /tonne	Million carats
Koala	Core	UG	–	–	–	1.6	0.6	0.9	1.6	0.6	0.9
Misery Main	Core	OP	–	–	–	2.1	5.4	11.2	2.1	5.4	11.2
Pigeon	Core	OP	–	–	–	6.6	0.5	3.2	6.6	0.5	3.2
Sable	Core	OP	–	–	–	12.0	0.8	10.1	12.0	0.8	10.1
Jay	Buffer	OP	–	–	–	44.7	1.8	78.6	44.7	1.8	78.6
Lynx	Buffer	OP	–	–	–	1.0	0.8	0.8	1.0	0.8	0.8
Stockpile	Core	N/A	–	–	–	1.0	0.6	0.6	1.0	0.6	0.6
Sub-total Core Zone			–	–	–	23.2	1.1	26.0	23.2	1.1	26.0
Sub-total Buffer Zone			–	–	–	45.7	1.7	79.4	45.7	1.7	79.4
Total Mineral Reserves			–	–	–	68.9	1.5	105.4	68.9	1.5	105.4

Note: Totals may not add up due to rounding.
Mineral reserves are reported at +1.0 mm (diamonds that would be recovered using 1.0 mm width slot de-grit screens and inclusive of incremental small diamonds recovered by the Fines Dense Media Separator circuit which was commissioned in the fourth quarter of fiscal 2017).

Mineral Resources			Measured Resources			Indicated Resources			Inferred Resources
Kimberlite pipes	Zone location	Type	Million tonnes	Carats /tonne	Million carats	Million tonnes	Carats /tonne	Million carats	Million tonnes	Carats /tonne	Million carats
Koala	Core	UG	–	–	–	4.1	1.0	3.9	0.3	1.7	0.6
Fox	Core	UG	–	–	–	45.6	0.4	16.5	5.4	0.4	2.2
Misery Main	Core	OP	–	–	–	2.6	5.5	14.1	0.8	3.5	2.8
Misery Southwest	Core	OP	–	–	–	–	–	–	0.5	3.0	1.6
Pigeon	Core	OP	–	–	–	11.0	0.5	5.5	1.7	0.4	0.8
Sable	Core	OP	–	–	–	15.4	0.9	14.3	0.3	1.0	0.3
Jay	Buffer	OP	–	–	–	48.1	1.9	89.8	4.2	2.1	8.7
Lynx	Buffer	OP	–	–	–	1.3	0.8	1.1	0.2	0.8	0.2
Stockpile	Core	N/A	–	–	–	1.0	0.8	0.8	7.2	0.4	2.8
Sub-total Core Zone			–	–	–	79.7	0.7	55.0	16.2	0.7	10.9
Sub-total Buffer Zone			–	–	–	49.5	1.8	90.9	4.4	2.0	8.9
Total Mineral Resources			–	–	–	129.1	1.1	145.9	20.6	1.0	19.8

Note: Totals may not add up due to rounding.
Mineral resources are inclusive of mineral reserves.
Mineral resources are reported at +0.5 mm (diamonds recovered using a 0.5 mm width slot de-grit screen and retained on a 1.0 mm circular aperture screen).

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with National Instrument 43-101 (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Ekati Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserve and resource information for the Ekati Diamond Mine was prepared and verified by or under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of NI 43-101. For further details and information concerning the Company’s mineral reserves and mineral resources, readers should refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of July 31, 2016, and the Company’s most recently filed Annual Information Form, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

Financial Statements

Complete Management’s Discussion and Analysis and Financial Statements can be found on Dominion’s website at: http://www.ddcorp.ca/investors/reports/quarterly-reports.

Consolidated Balance Sheets

(in thousands of US dollars)	January 31, 2017	January 31, 2016
ASSETS
Current assets
Cash and cash equivalents (note 4)	$136,168	$320,038
Accounts receivable (note 5)	13,946	11,528
Inventory and supplies (note 6)	412,227	416,146
Other current assets	29,765	21,584
Income taxes receivable	17,720	–
	609,826	769,296
Property, plant and equipment (note 7)	1,295,584	1,305,143
Restricted cash (note 4)	65,742	63,312
Other non-current assets (note 9)	21,362	22,752
Deferred income tax assets (note 12)	11,362	4,327
Total assets	$2,003,876	$2,164,830

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables (note 10)	$108,866	$114,589
Employee benefit plans (note 11)	1,192	3,142
Income taxes payable (note 12)	54,710	51,195
Current portion of loans and borrowings (note 18)	10,556	21,849
	175,324	190,775
Loans and borrowings (note 18)	–	11,922
Deferred income tax liabilities (note 12)	155,380	209,826
Employee benefit plans (note 11)	15,911	14,319
Provisions (note 13)	328,356	344,658
Total liabilities	674,971	771,500
Equity
Share capital (note 15)	478,526	509,506
Contributed surplus	31,667	29,020
Retained earnings	718,298	752,028
Accumulated other comprehensive loss	(9,622)	(10,027)
Total shareholders’ equity	1,218,869	1,280,527
Non-controlling interest	110,036	112,803
Total equity	1,328,905	1,393,330
Total liabilities and equity	$2,003,876	$2,164,830

Consolidated Statements of Income (Loss)

(in thousands of US dollars except per share amounts and where otherwise noted)	2017	2016
Sales	$570,855	$720,568
Cost of sales (note 16)	544,450	668,921
Gross margin	26,405	51,647
Selling, general and administrative expenses (note 16)	36,843	43,661
Mine standby costs (note 16 and 25)	44,475	–
Restructuring costs (note 16 and 26)	1,698	–
Operating (loss) profit	(56,611)	7,986
Finance expenses	(14,573)	(9,898)
Exploration costs	(7,084)	(7,026)
Gain on sale of building (note 19)	44,792	–
Finance and other income	2,527	156
Foreign exchange loss	(9,734)	(2,771)
Loss before income taxes	(40,683)	(11,553)
Current income tax expense (note 12)	32,697	47,466
Deferred income tax recovery (note 12)	(60,623)	(20,221)
Net loss	$(12,757)	$(38,798)
Net income (loss) attributable to:
Shareholders	$190	$(33,956)
Non-controlling interest	(12,947)	(4,842)
Earnings (loss) per share (note 17)
Basic	–	(0.40)
Diluted	–	(0.40)
Basic weighted average number of shares outstanding	84,471,547	85,240,395

Consolidated Statement of Cash Flows

(in thousands of US dollars)	2017	2016
Cash provided by (used in)
OPERATING
Net loss	$(12,757)	$(38,798)
Depreciation and amortization	210,286	191,447
Deferred income tax recovery	(60,623)	(20,221)
Current income tax expense	32,697	47,466
Finance expenses	14,573	9,898
Stock-based compensation	2,696	3,323
Other non-cash items	(3,250)	4,085
Unrealized foreign exchange gain	5,533	(3,738)
Gain on disposition of assets	(44,853)	(426)
Impairment losses on inventory	26,017	19,838
Interest paid	(2,678)	(3,088)
Income and mining taxes paid	(51,134)	(99,821)
Change in non-cash operating working capital, excluding taxes and finance expenses	317	58,022
Net cash from operating activities	116,824	167,987
FINANCING
Repayment of interest-bearing loans and borrowings	(1,873)	(740)
Repayment of promissory note	(21,514)	(10,556)
Transaction costs relating to financing activities	–	(3,054)
Dividends paid	(33,920)	(51,133)
Distributions to and contribution from minority partners, net	2,232	3,248
Issue of common shares, net of issue costs	178	542
Share repurchase	(31,158)	–
Cash used in financing activities	(86,055)	(61,693)
INVESTING
Decrease (increase) in restricted cash	2,392	(33,047)
Net proceeds from pre-production sales	25,100	7,668
Purchase of property, plant and equipment	(309,149)	(210,333)
Net proceeds from sale of property, plant and equipment	63,932	911
Add back of non-cash expenditures	1,404	466
Cash used in investing activities	(216,321)	(234,335)
Foreign exchange effect on cash balances	1,682	(9,855)
Decrease in cash and cash equivalents	(183,870)	(137,896)
Cash and cash equivalents, beginning of period	320,038	457,934
Cash and cash equivalents, end of period	$136,168	$320,038
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	4,101	(1,486)
Inventory and supplies	21,874	52,525
Other current assets	(8,940)	1,498
Trade and other payables	(17,263)	6,436
Employee benefit plans	545	(951)
	$317	$58,022

Qualified Person
The mine plan for the Ekati Diamond Mine for fiscal 2018 was prepared and verified by Dominion, operator of the Ekati mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators, and the mine plan for the Diavik Mine for calendar 2017 was prepared and verified by DDMI, operator of the Diavik Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of DDMI, who is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. The other scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati mine, under the supervision of Chantal Lavoie, P. Eng., Chief Operating Officer of Dominion, and President of Dominion Diamond Ekati Corporation (DDEC), and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. For further details and information concerning the Company’s mineral reserves and mineral resources at the Ekati mine, please refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of July 31, 2016. For further details and information concerning the Company’s mineral reserves and resources at the Diavik Mine, please refer to the technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2017. These technical reports can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

Forward-Looking Information
The guidance information included herein, including information about expected sales, Adjusted EBITDA, costs, capital expenditures and diamond pricing, estimated production from, and development activities at, the Ekati mine and the Diavik Mine, and expectations concerning the diamond industry, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for each of the Ekati mine and the Diavik Mine; mining, production, construction and exploration activities at the Ekati mine and the Diavik Mine; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, variations in mineral reserve and mineral resource estimates, grade estimates and expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks, and uncertainties related to the Company’s strategic review process. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media Contact:
Ian Hamilton, 416-206-0118 x222
DFH Public Affairs
or
US Media Contact:
Dan Gagnier, 646-569-5897
Gagnier Communications